UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                        Commission File Number 000-24532

                           NOTIFICATION OF LATE FILING

      /X/Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR

For Period Ended: [December 31, 1998]
  [ ]Transition Report on Form 10-K           [ ]Transition Report on Form N-SAR
  [ ]Transition Report on Form 20-F
  [ ]Transition Report on Form 11-K
  [ ]Transition Report on Form 10-Q

For the Transition Period Ended: [             ]

     Read Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                                        ---------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: FLAG Financial Corporation
                         --------------------------

Former Name if Applicable: N/A
                           -----------------------------

Address of Principal Executive Office
                    (Street and Number):  101 North Greenwood Street
                                          --------------------------

City, State and Zip Code: LaGrange, Georgia  30240
                          -------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ ]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the Transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's Form 10-K for the year ended December 31, 1998 cannot be timely filed for the following reasons:

     The Registrant edgarizes its filings in-house. One of the two employees trained to convert documents to Edgar and file documents with the Securities and Exchange Commission recently left the Registrant for another opportunity. The Registrant was unable to train additional personnel prior to this filing deadline. The Registrant anticipated that it would be able to satisfy its filing requirements for Form 10-K using the remaining Edgar-trained person. However, unforeseen delays in finalizing the Registrant's Annual Report shortened the time allotted to edgarize the Form 10-K. The Registrant was not able to satisfy the filing deadline without unreasonable effort and expense. The Registrant will be able to satisfy its filing requirements on or before April 15, 1999 and will train additional personnel in order to avoid this problem in the future.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of persons to contact in regard to this notification.

             Lynn M. Sumlin
  Powell, Goldstein, Frazer & Murphy LLP      (404)          572-4514
         (Attorneys for Company)           (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                     / X / Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                     / /  Yes / X / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           FLAG Financial Corporation



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 1999  By:/S/John S. Holle
                      -------------------
                         John S. Holle
                         Chairman of the Board